Mail stop 03-05

      June 7, 2005


Mr. Michael E. Kibler
President and Chief Executive Officer
US 1 Industries, Inc.
1000 Colfax
Gary, IN  46406

      Re:	US 1 Industries, Inc.
      Form 10-K for the year ended December 31, 2004
      File No. 001-08129
		Filed March 24, 2005

Dear Mr. Kibler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Liquidity and Capital Resources
Table of Contractual Obligations
1. Please tell us if you are contractually obligated to pay amounts due to transportation carriers or agents. If so, please include such amounts in your table of contractual obligations in future filings.

Note 12 - Commitments and Contingencies
2. Please explain to us how Cam Transport, Inc. ("CAM") will satisfy payment of the $1.7 million verdict given the lack of sufficient net worth or assets. Please tell us what course of action you expect to take given that the insurer (American Inter-Fidelity Exchange) is a related party and how you anticipate the issue to impact your liquidity.

* * * * *

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Tracie Northan at 202-551-3311 or me at 202-551-
3812
if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Harold Antonson, CFO
		(219) 977-5227

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Michael E. Kibler
US 1 Industries, Inc.
June 7, 2005
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